Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Penn West Energy Trust announces December cash distribution and natural gas hedges

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) is pleased to confirm cash distributions for December 2006 and to announce natural gas hedges

    CALGARY, Dec. 20 /CNW/ - Penn West Energy Trust ("Penn West") confirms that its December 2006 cash distribution will be CDN$0.34 per trust unit payable on January 15, 2007 to unitholders of record on December 29, 2006. The ex-distribution date is December 27, 2006.
    The CDN$0.34 per unit is equivalent to approximately U.S.$0.30 per unit
(before deduction of any applicable Canadian withholding tax), using a current
Canadian/U.S. exchange ratio of 0.87. Registered unitholders with U.S.
addresses will receive their distributions directly from our transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.
    Penn West recently entered into additional AECO natural gas collars on
80,000 gigajoules ("GJ") per day (equivalent to approximately 73 mmcf per day)
for the 10-month period from January 1 to October 31, 2007. These collars were transacted with an average floor price of CDN$7.00 per GJ (approximately
CDN$7.63 per mcf) and an average ceiling price of CDN$8.89 per GJ
(approximately CDN$9.69 per mcf). The volume hedged by these contracts represents approximately 25 percent of Penn West's expected natural gas production, after royalties, for the contracted period. Total production hedged for the 2007 calendar year, after royalties, is now approximately 34%.
    The transaction of these collars is consistent with policies established by the Board of Directors of Penn West. For a summary of the Trust's oil and natural gas hedges, please refer to "Hedging" under the "Operations" section of the Trust's website at www.pennwest.com.
    The Coalition of Canadian Energy Trusts released a paper and held a news conference today at 11:00 AM (MST) to outline the economic contributions made by energy trusts, and the consequences of the Canadian Federal Government's
October 31, 2006 proposed tax on income trusts. Unitholders are urged to listen to the webcast, which is available from our website or at the following
URL:

    http://w.on24.com/r.htm?e(equal sign)34205&s(equal sign)1&k(equal sign)B6C216D5AA0F289F77F59A9D8A38BC3C

    Penn West continues to encourage all unitholders to contact the Canadian
Prime Minister, the Canadian Finance Minister as well as their Member of
Parliament to express their opinion on the proposed tax measures. Government contact information is also available on our website.
    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.
    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403)777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 13:51e 20-DEC-06